FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Named to Deloitte Israel Technology Fast 50 for Second Consecutive Year

PRESS RELEASE

Magic Named to Deloitte Israel Technology Fast 50 for Second Consecutive Year

Or Yehuda, Israel, October 17, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has been named to the 2012 Deloitte Israel Technology Fast 50, the ranking of the 50 fastest growing technology companies in Israel, for the second consecutive year.

The Deloitte Technology Fast 50, one of Israel's foremost technology award programs, is a ranking of the country's 50 fastest-growing technology companies based on percentage growth over five years. The Fast 50 program honors business growth, technological innovation and Israel entrepreneurial spirit.

 “Being named to the 2012 Deloitte Israel Technology Fast 50 for two years in a row is especially significant because it comes during challenging economic times. As an established technology company, this achievement is testament to Magic’s commitment to providing enterprise customers with smart, future-proof technology and our determination to see them succeed,” stated Guy Bernstein, CEO of Magic Software Enterprises. “We are proud of our growth and expect it to continue thanks to our broad global presence, strong management team and high demand for our products and professional services spurred by the very hot mobile enterprise market.”

“Because the Deloitte Brightman Almagor Zohar Fast 50 measures sustained revenue growth over five years, being one of the 50 fastest growing technology companies in Israel is an impressive achievement,” said Tal Chen, partner in charge of the Deloitte Brightman Almagor Zohar Israel Technology Fast 50 Program. “Magic deserves a lot of credit for its remarkable growth.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Named to Deloitte Israel Technology Fast 50 for Second Consecutive Year

Exhibit 10.1